

December 20, 2023

Heidy Chow
Chief Financial Officer
Snail, Inc.
12049 Jefferson Blvd.
Culver City, CA 90230

>   **Re: Snail, Inc.**
>   **Form 10-Q for the quarterly period ended September 30, 2023**
>   **Filed November 14, 2023**
>   **File No. 001-41556**

Dear Heidy Chow:

    We have reviewed your filing and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2023

Liquidity and Capital Resources
Operating activities, page 39

1.   We note you expect the accounts receivables owed to you by SDE will be repaid within a commercially reasonable period of time and you report the net related party receivable balance as a current asset on your balance sheet. We also note the related party accounts receivable has been outstanding since at least December 31, 2021. While it may be due on demand, it appears you have not demanded repayment or used other means to collect what is owed. In future filings, please clarify if you intend to exercise all legally available means of collection and specifically disclose when you anticipate full repayment of the accounts receivable balance. If you do not expect to collect the entire amount within the next twelve months, you should reclassify the long-term receivable on your balance sheet. Also, if it is not your intent to legally enforce your collection rights, due to the related party relationship of the parties and the control inherent in that relationship it appears you should treat the receivable as a deduction from stockholders' equity on your balance sheet. Refer to the guidance in SAB Topics 4:E and 4:G.

Financial Covenants, page 41

2.   We note that on page 41 you disclose that you were in compliance with, or had waivers for, all covenants under your debt facilities as of September 30, 2023. We further note your disclosures on page F-20 in which you obtained waivers related to covenants contained in your debt agreements. In future filings, please expand your disclosures of liquidity and capital resources to address the following:
- Disclose the terms of waivers received, including how long the terms of the covenants were specifically waived.
- Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements.
- Disclose your actual performance relative to the covenants.

Financial Statements
Note 5. Accounts Receivable - Related Party, page F-16

3.   Disclose your basis for offsetting related party accounts receivable with related party accounts payable and advise us. Clarify if you have a legal right to offset these amounts. Also, we note a reduction in the amount of related party payables since December 31, 2021. Disclose if you have repaid a portion of the related party accounts payable in cash. If so, disclose this fact and if you anticipate making future cash payments.

Note 8. Prepaid Expenses - Related Party, page F-17

4.   Regarding the prepaid licenses, identify in your future disclosure the prepaid license which is classified as a current asset and disclose your basis for this classification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology